November 6, 2019

John Vlay
Chief Executive Officer
Future Labs V, Inc.
1134 11th Street, Suite 101
Santa Monica, CA 90403

       Re: Future Labs V, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 25, 2019
           File No. 024-11065

Dear Mr. Vlay:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2019 letter.

Amendment No. 1 to Form 1-A filed October 25, 2019

Management's Discussion and Analysis..., page 20

1. Please refer to Item 9 of Part II of Form 1-A and revise to discuss your financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements are required. We note, for example, that you no longer have disclosure regarding your operating results for the fiscal years ended
      December 31, 2017 and 2018.
Securities Being Offered, page 24

2. We note Article IV.B.5(b) of your charter regarding the election of directors by the various groups of security holders. Please revise your disclosure to disclose these
 John Vlay
Future Labs V, Inc.
November 6, 2019
Page 2
         provisions.
3. We note that your forum selection provision in your bylaws identifies the Court of
         Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your offering circular to clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Class F Stock, page 29

4. We note Article IV.B.4(a) of your charter. Please disclose the terms on which the Class F stock is convertible into common stock.
Exhibit 4.1, page III-1
FirstName LastNameJohn Vlay
5. We note the second through last sentences of Section 4(f) of the form of subscription
Comapany NameFuture Labs V, Inc. entitled to rely on your offering circular to make an agreement. Since investors are
November 6, 2019decision, these sentences appear inappropriate. Please revise.
       investment Page 2
FirstName LastName
 John Vlay
FirstName LastNameJohn Vlay
Future Labs V, Inc.
Comapany 6, 2019
November NameFuture Labs V, Inc.
Page 3
November 6, 2019 Page 3
FirstName LastName
        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Amanda Ravitz,
Advisor, at (202) 551-3412 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Andrew Stephenson, Esq.